Exhibit 99.1

China Yuchai International Announces

Record Third Quarter Net Revenue

SINGAPORE, Singapore – November 11, 2013 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2013.

Financial Highlights for the Third Quarter of 2013

•	Net revenue increased 21.6% to RMB 3.7 billion (US$ 608.7 million) compared with RMB 3.1 billion in the third quarter of 2012;

•	Gross profit rose 25.7% to RMB 781.5 million (US$ 127.1 million), with a gross margin of 20.9% compared with RMB 621.5 million and a gross margin of 20.2% in the third quarter of 2012;

•	Operating profit increased 17.4% to RMB 252.8 million (US$ 41.1 million) compared with RMB 215.2 million in the same quarter a year ago;

•	Earnings per share were RMB 2.86 (US$ 0.46) compared with RMB 2.98 in the third quarter of 2012;

•	Total number of diesel engines sold rose 21.5% to 118,282 units compared with 97,328 units in the third quarter of 2012.

Net revenue for the third quarter of 2013 was RMB 3.7 billion (US$ 608.7 million), which is the highest revenue achieved in any third quarter in the Company’s history, compared with RMB 3.1 billion in the third quarter of 2012. The increase in net sales was RMB 665.5 million, or 21.6% as compared with the same period in 2012.

The total number of diesel engines sold during the third quarter of 2013 was 118,282 units compared with 97,328 units in the same quarter a year ago, representing an increase of 20,954 units, or 21.5%. This was mainly attributable to an increase in the sales of engines to the truck market and for agriculture applications.

Truck sales benefitted primarily from the continued pre-buying of trucks in the third quarter of 2013 and inventory re-stocking to meet future demand. Sales of diesel-powered commercial vehicles grew by 5.2% year-over-year in the third quarter of 2013 led by 12.8% growth in heavy-duty trucks compared to the same quarter in 2012.

Gross profit increased 25.7% to RMB 781.5 million (US$ 127.1 million) compared with RMB 621.5 million in the same quarter of 2012. Gross margin was 20.9% in the quarter of 2013 compared with 20.2% in the same quarter last year. The higher sales volume in the third quarter of 2013 compared with the same period a year ago resulted from better economies of scale which contributed to the higher gross margin.

Other operating income was RMB 28.9 million (US$ 4.7 million), a decrease of RMB 11.8 million from RMB 40.7 million in the same quarter last year. The decrease was mainly due to foreign exchange revaluation losses, as compared to a gain in foreign exchange revaluation in the same quarter in 2012.

Research and development (“R&D”) expenses were RMB 111.6 million (US$ 18.2 million) compared with RMB 93.9 million in the same quarter of 2012, an increase of 18.9%. As a percentage of net revenue, R&D spending was 3.0% compared with 3.1% in the same quarter of 2012.

Selling, general & administrative (“SG&A”) expenses were RMB 446.0 million (US$ 72.5 million), up from RMB 353.1 million in the third quarter last year, an increase of RMB 92.9 million or 26.3%. SG&A expenses represented 11.9% of net revenue compared with 11.5% in the third quarter of 2012. The increase in the SG&A percentage was mainly due to higher warranty charges and provision for doubtful debts associated with increased sales in the third quarter. The lower provision for doubtful debt in the third quarter last year was attributed to a reversal of the provision upon successful collection.

Operating profit increased by 17.4% to RMB 252.8 million (US$ 41.1 million) from RMB 215.2 million in the third quarter of 2012, mainly due to higher gross profit partially offset by higher SG&A and R&D expenses. The operating margin was 6.8% compared with 7.0% in the third quarter of 2012.

Finance costs increased to RMB 61.6 million (US$ 10.0 million) from RMB 28.7 million in the same quarter last year, an increase of RMB 32.9 million. Higher finance costs mainly resulted from increased bills discounting at higher interest rates compared with the same period in 2012.

The share of joint ventures was a loss of RMB 7.2 million (US$ 1.2 million) compared with a loss of RMB 8.3 million in the same quarter last year.

In the third quarter of 2013, total net profit attributable to China Yuchai’s shareholders was RMB 106.5 million (US$ 17.3 million), or earnings per share of RMB 2.86 (US$ 0.46), compared with RMB 111.1 million, or earnings per share of RMB 2.98 in the same quarter in 2012.

Financial Highlights for the Nine Months ended September 30, 2013

•	Net revenue increased 16.2% to RMB 11.8 billion (US$ 1.9 billion) compared with RMB 10.2 billion a year ago;

•	Gross margin was maintained at 20.4%;

•	Operating profit increased 19.8% to RMB 925.4 million (US$ 150.5 million) compared with RMB 772.5 million a year ago;

•	Earnings per share were RMB 11.98 (US$ 1.95) compared with RMB 9.29 a year ago;

•	Total number of diesel engines sold rose 15.3% to 390,173 units compared with 338,354 units a year ago.

For the nine months ended September 30, 2013, net revenue was RMB 11.8 billion (US$ 1.9 billion) compared with RMB 10.2 billion in the same period last year. The increase in net sales was RMB 1.7 billion, or 16.2% as compared with the same period in 2012.

The total number of diesel engines sold by GYMCL during the first nine months of 2013 was 390,173 units compared with 338,354 units in the same period last year, representing an increase of 51,819 units, or 15.3%. This increase was mainly attributable to an increase in sales of engines to the truck market and for agriculture applications.

Gross profit was RMB 2.4 billion (US$ 392.6 million) compared with RMB 2.1 billion in the same period last year, reflecting a 16.3% increase. Gross profit margin remained at 20.4% for the first nine months of 2013 and 2012.

Other operating income was RMB 86.4 million (US$ 14.1 million), an increase of RMB 8.0 million from RMB 78.4 million in the same period last year.

Research and development (“R&D”) expenses were RMB 322.3 million (US$ 52.4 million) compared with RMB 271.0 million in the same period in 2012, an increase of 18.9%. As a percentage of net revenue, R&D spending was 2.7% which was the same compared with the first nine months of 2012. The R&D expenses related mainly to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 1.3 billion (US$ 203.7 million), up from RMB 1.1 billion in the same period last year, an increase of RMB 0.2 billion or 12.9%. SG&A expenses represented 10.6% of net revenue for the first nine months of 2013, compared with 10.9% in the same period last year. The decrease was mainly due to higher sales in the first nine months of 2013 as compared with the same period in 2012.

Operating profit increased 19.8% to RMB 925.4 million (US$ 150.5 million) from RMB 772.5 million in the same period last year, mainly due to an increase in gross profit and other income, partially offset by higher R&D and SG&A expenses. The operating margin was 7.8% compared with 7.6% in the same period last year.

Finance costs declined to RMB 135.4 million (US$ 22.0 million) from RMB 166.2 million in the same period last year, a decrease of RMB 30.8 million or 18.5%. The decline in finance cost was mainly due to lower interest costs from the outstanding short-term and medium-term notes and less bills discounting in the first half of 2013 as compared with the same period in 2012. This saving was partially offset by higher finance costs in the third quarter of 2013.

The share of joint ventures was a loss of RMB 32.9 million (US$ 5.4 million) compared with a loss of RMB 31.2 million in the same period in 2012.

For the nine months ended September 30, 2013, total net profit attributable to China Yuchai’s shareholders increased 28.9% to RMB 446.3 million (US$ 72.6 million), or earnings per share of RMB 11.98 (US$ 1.95), compared with RMB 346.1 million, or earnings per share of RMB 9.29 in the same period last year.

Balance Sheet Highlights as at September 30, 2013

•	Cash and bank balances were maintained at RMB 3.2 billion (US$ 527.7 million) which was the same as at December 31, 2012.

•	Short- and long-term borrowings were RMB 2.6 billion (US$ 416.2 million) compared with RMB 2.5 billion at the end of 2012.

•	Net inventory was RMB 2.2 billion (US$ 361.4 million) compared with RMB 2.0 billion at the end of 2012.

Recent Developments

•	During the third quarter of 2013, the Company paid an interim cash dividend of US$ 0.10 per ordinary share to shareholders.

•	On September 5, 2013, the Company announced that its YC6K 6 cylinder 12L series of engines were awarded the European Union’s E-mark certification.

•	On October 14, 2013, the Company announced that Baotou Beifang Chuangye Co., Ltd. (“Beifang”), a company listed on the Shanghai Stock Exchange would replace Inner Mongolia First Machinery Group Co., Ltd in the new joint venture announced on June 4, 2013. The new joint venture will produce advanced diesel and gas engines to meet the needs of Baotou Bei Ben Heavy Duty Truck Co., Ltd’s heavy-duty and medium-duty trucks and buses.

•	The total number of diesel engines sold in the month of October 2013 was 41,228 units.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased with our continued revenue growth. Similar to the previous quarter, the ‘pre-buy’ effect is still evident and we continue to fulfil orders from our OEM customers. China is gradually implementing the National IV emissions standard nationwide in its efforts to improve its on-going environmental issues. Our diversified product portfolio and in-house developed proprietary technologies enabled us to increase market share throughout the marketplace product upgrade. Our superior technology worked to our advantage as it enabled us to meet the increasing stringent emission standards in the industry. In addition to our product strategy, we continue to position ourselves strategically by forming key long-term partnerships. We are focused on maintaining our market leadership in the Chinese engine industry.”

Mr. Kok Ho Leong, Chief Financial Officer of China Yuchai, stated, “We continued to improve our sound balance sheet and maintained our operating margin. While we are benefiting from the improved sentiment in the engine market, we remain cautious over the overall macroeconomic environment as the Chinese government focuses on restructuring the Chinese economy for its long-term viability and future growth prospects.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.148 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2013 or at any other date.

Unaudited Third Quarter 2013 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 11, 2013. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 76038399, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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